July 20, 2012

VIA U.S. MAIL AND FAX

Ms. Ann D. Diers
Vice President & Associate General Counsel
Variable Products & AIC
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, NE 68510

       Re: Ameritas Life Insurance Corp. Separate Account LLVA
                Initial Registration on Form N-4
                File Nos. 333-182091 & 811-07661

Dear Ms. Diers:

The staff has reviewed the above-referenced registration statement, which the Commission received on June 13, 2012. We have given it a full review. Our comments are set forth below. Unless otherwise noted, the page references are to the "clean" courtesy copy you provided.

1. Cover Pg.

(a) Edgar Series/Class ID

In your cover letter to my attention dated June 13, 2012, you indicated that that this contract is based on Registration No. 333-120972, which is also called the "Ameritas No-Load Variable Annuity Policy Form 6150." Please note that the Class IDs names should not be the same. You will need to distinguish the names. For example, you could refer to this product as "Ameritas No-Load Variable Annuity Policy Form 6150 available for purchase after [insert applicable date]." The new class name (as reflected on Edgar) should be reflected on the cover page of the prospectus.

Also, please update the Class ID for any other contract registration with the same name to indicate the period of time within which that contract was sold.

(b) Guarantees

Please include on the cover page a statement similar to that contained on pg. 26: "Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company." Also, please consider including similar disclosure in the Policy Overview section.

2. Transfer Fee – p. 9

Please clarify that the current fee for over 15 transfers in a Policy Year is currently $0; however, the Registrant may charge a maximum of $10.

3. Asset Allocation Program – p. 17

With respect to the description of the services provided by Summit and AIC, please clarify the disclosure to indicate whether their monitoring responsibilities are the same or differentiated in some manner.

4. Potential Conflicts of Interest/ GLWB Models – p. 18

(a) Please provide disclosure in the prospectus regarding the GLWB Models that are required investments under the GLWB2 rider. See page 27.

(b) The last statement in this section states that "[w]e may modify or discontinue the Asset Allocation Program at any time." Since the GLWB2 rider would automatically be terminated if a contract owner did not participate in the Asset Allocation Program, please elaborate on the implications of the statement in the context of the GLWB2 rider termination. Also see the disclosure on page 27. You indicate that: "[w]e reserve the right to offer GLWB Models with or without an asset allocation program." Please elaborate upon that statement in light of the aforementioned.

(c) With respect to default allocations, when a model is discontinued, please disclose whether AIC will be selecting the default model in its capacity as the contract owners' Advisor, or provide the legal basis that would permit the insurance company to make the investment decision for a contract owner.

5. Policy Application and Issuance - p. 19

Please bold the following statement: "We reserve the right to reject any application or premium for any reason."

6. GLWB2 Rider – beginning on p. 26

(a) Please provide numerical examples to supplement the formula presentation.

(b) Premium Accumulation Value –

The Registrant states that: "[w]e may change these rates for new issues, within a range we have established." Please delete this statement as it is not necessary since it is understood that you may change rates for new issues and this information is not relevant to current contract owners. Similarly, please delete the analogous statement on pg. 37 under the "Lifetime Withdrawal Benefit Amount."

(c) With regard to the Asset Allocation section please bold the following: "You agree that your Policy value will be invested in one of certain permitted allocation models while the rider is active, and you agree to a rebalancing schedule."

7. Appendix A

Supplementally, please explain your Accumulation Unit Values presentation.

8. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

9. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require to make an informed decision. Since the Registrant and its management are in possession of all the facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the Registrant may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the Staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence. The letter should include the acknowledgements requested in the final comment above. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

We reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the Registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date, if appropriate.

If you have any questions, you are welcome to call me at 202.551.6758. Mail should be directed to the Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Michelle Roberts
Senior Counsel
Office of Insurance Products